Mail Stop 3561

June 4, 2009

Via U.S. Mail and Facsimile

Thomas P. Benson
Chief Financial Officer
CKX, Inc.
650 Madison Avenue
New York, New York 10022

>   RE: **CKX, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Form 10-K/A for the fiscal year ended December 31, 2008**
>
>   **File No. 000-17436**

Dear Mr. Benson:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments and
comply with the remaining comments in all future filings. If you disagree, we will
consider your explanation as to why our comments are inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Financial Statements

Note 3. Transactions Involving FX Real Estate and Entertainment Inc. and FX Luxury
Realty, LLC, page 60

1. We note from your disclosure that FXRE has disclosed that it has received from
    its lenders written demands for repayment of all the obligations owed to the
    lenders under the outstanding $475 million mortgage loan on its Las Vegas
    properties. The loan matured on January 6, 2009. FXRE has disclosed that
    neither FXRE nor its Las Vegas subsidiaries are able to repay the obligations
    outstanding under the loan. Failure to repay the mortgage loan could result in the
    lenders exercising their remedies under the loan agreement. In this regard, please
    tell us if the company has issued a guarantee on the abovementioned loan(s). If
    so, please tell us and revise future filings to disclose in the notes to your financial
    statements the amount that has been recognized as a liability in your financial
    statements for this guarantee, in accordance with paragraph 8 of SFAS No. 5 and
    paragraph 9 of FIN 45. Also, please provide in your future financial statements
    the disclosures outlined in paragraph 13 of FIN 45, as applicable.

2. We note the disclosure on page 61 indicating that the Company consummated the
    distribution of its shares of common stock of FSRE through a series of dividends,
    which involved the transfer of an aggregate of 48% of the outstanding common
    stock of FXRE into three trusts for the benefit of CKX shareholders, with such
    shares subsequently released to CKX stockholders. We also note that the first
    dividend, transferred into two trusts on June 18, 2007 was valued at
    approximately, $50.3 million and the second dividend transferred on September
    27, 2007 was valued at approximately $40.9 million. With regards to these
    dividends, please tell us and revise future filings to explain how you valued the
    shares distributed via each of these dividends. Refer to the guidance outlined in
    paragraph 23 of APB No.29.

3. We note from your disclosure on page 61 that on December 21, 2007, the
    Company declared a dividend with respect to its remaining 2% ownership interest
    in FXRE and set the record date of December 31, 2007 for the distribution of all
    shares of FXRE stock held by CKX and the three distribution trust to the CKX
    stockholders. Also, we note that the Company recorded a $2.2 million gain on the
    declared dividend of the final 2% interest in FXRE to the Company's
    shareholders and that this gain represented the difference between the Company's
    cost basis in the shares and the trading price of FXRE on January 10, 2008, the
    first day of trading in FXRE stock. In this regard, please explain why you
    recognized a gain of $2.2 million on a transaction that appears to be a dividend
    distribution to your shareholders, supported with the applicable accounting
    literature that supports your accounting treatment. Please note that paragraph 23

of APB No. 29 provides that pro-rata distributions to owners of an enterprise of shares of a subsidiary or other investee company that has been consolidated or that has been accounted for using the equity method of accounting should generally be based on the recorded amount of the nonmonetary assets distributed, which would not result in any gain recognition. As part of your response, please also explain why a date subsequent to December 31, 2007 (i.e., January 10, 2008) was used to calculate the gain, which relates to a transaction that occurred during the fiscal year ended December 31, 2007. We may have further comments after receipt of your response.

Note 4. Summary of Significant Accounting Polices and Basis of Presentation

Principles of Consolidation, page 63

4. We note from your disclosure on page 63, that any variable interest entities for which the Company is the primary beneficiary, as defined in FIN 46(R), are consolidated. Also, we note from your disclosure on page 79 that the partnership agreement with Cirque du Soleil and MGM MIRAGE ("MGM") to create a permanent Elvis Presley show at MGM is a variable interest entity as defined by FIN 46(R), which is accounted by you under the equity method of accounting. In this regard, please provide us with and revise future filings to include in your notes to your financial statements the disclosures outlined in Appendix C of FSP No. FAS 140-4 and FIN 46(R)-8, with regards to any ownership interests that you may have in a variable interest entity.

Investment in FXRE, page 64

5. We note the disclosure indicating that the Company consolidated FXRE form the date of the Company's investment on June 1, 2007 through the date of the September dividend as it controlled FXRE through its direct 25% ownership interest and the separate indirect ownership of affiliates, primarily the Company's Chairman, Robert F.X. Sillerman, in the Distribution Trusts and in Flag, which each own direct interests in FXRE. Please explain in further detail why you believe it was appropriate to consolidated FXRE when the Company held only a 25% direct ownership interest in FXRE. As part of your response, please explain in further detail the nature of the ownership and/or voting interests held by affiliates of the Company that provided the Company with control over the operations of FXRE when it held only a 25% voting interest.

Furthermore, please explain why the interests held by these affiliated parties did not provide the Company with significant influence after the date of the September dividend which reduced the Company's interest to 2% and which would require the Company to use the equity method of accounting subsequent to the September dividend. We may have further comment upon receipt of your response.

General

6. Your 10-K must be signed by your principal accounting officer or controller. Refer to Instruction D.2(a) to Form 10-K.

Exhibits, page 87

7. We note that you have incorporated by reference several exhibits, such as the Bridge Loan Credit Agreement dated February 7, 2005 (Exhibit 10.4), the Amended and Restated Bridge Loan Credit Agreement dated March 17, 2005 (Exhibit 10.7), and the Revolving Credit Agreement dated May 24, 2006 (Exhibit 10.23). These exhibits do not appear to contain all of the exhibits and schedules either listed in the table of contents or referred to in the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please re-file each exhibit to include the omitted schedules and exhibits. Further, please confirm that you will file all exhibits in full and include all attachments, schedules, and exhibits in future filings.

Form 10-K/A for the fiscal year ended December 31, 2008

Components of Compensation for Named Executive Officers, page 11

8. Please confirm that in future years you will disclose the companies, which make up the subset mentioned in the last paragraph of this section and will disclose the parameters of the subset.

Annual Incentives, page 12

9. We note your discussion of the bonus paid to Mr. Sillerman and Mr. Fuller for their performance during the 2008 fiscal year and that you "retrospectively considered criteria" that you believed would have been considered had a bonus plan been formally established. Please disclose the OIBDAN and revenue budgets for the Company. Please also disclose the formula you used to determine the compensation for each of these individuals.

10. In addition, please discuss the "non-financial criteria" you used to determine the bonus paid to Mr. Sillerman.

11. We note that for Messrs. Tytel, Slater and Benson, you considered "financial results of the Company and its divisions, competitive compensation levels, and their significant respective contributions in managing the Company …." Please specify the Company financial results you considered in awarding 2008 bonuses to these individuals and any formulas used, if any.

12. We note that your 2009 annual incentive compensation plan uses a "Performance Target" as the basis for payment of bonuses. Please disclose all Company OIBDAN and budget goals that will be used to determine bonus payments and the exact formula used to determine the "Performance Target."

************

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490, Max Webb at (202) 551-3755 or me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Thomas P. Benson, Chief Financial Officer
(212) 486-4869